EXHIBIT 99.1

Equinor ASA: Information relating to dividend for first quarter 2019

Key information relating to the cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for first quarter 2019.

  Dividend amount: 0.26
  Declared currency: USD
  Last day including rights: 16 August 2019
  Ex-date: 19 August 2019
  Record date: 20 August 2019
  Payment date: On or around 28 August 2019
  Other information: Dividend per share in NOK will be communicated 26 August 2019.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.